

May 8, 2024

Steven Gatoff
Chief Financial Officer
Inseego Corp.
9710 Scranton Road, Suite 200
San Diego, CA 92121

      Re: Inseego Corp.
          Form 10-K for the Fiscal Year Ended December 31, 2023
          File No. 001-38358

Dear Steven Gatoff:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Manufacturing